UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of  March 2007

000-30850
(Commission File Number)
Valcent Products Inc.
(Registrant's Name)

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

Exhibits	Description
EX-99.1	Unaudited Interim Consolidated Financial Statements for the Period ended December 31, 2006
EX-99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations
EX-99.3	Form 52-109F2 Certification of Interim Filings - Glen Kertz
EX-99.4	Form 52-109F2 Certification of Interim Filings - George Orr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.
Date: March 2, 2007	By:	/s/ George Orr
George Orr Director